SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of FEBRUARY , 2004.
                                          ---------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA Exploration Inc.
                                           (Registrant)

Date   February 5, 2004                    By  /s/ William Lee
     ------------------------------        -------------------------------------
                                           (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act

                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   REPORTING ISSUER

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828

2.   DATE OF MATERIAL CHANGE

     February 5, 2004

3.   PRESS RELEASE

     A press release dated February 05, 2004, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.   SUMMARY OF MATERIAL CHANGE(S)

     Please see attached press release for details.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

     Not Applicable

7.   OMITTED INFORMATION

     Not Applicable

8.   SENIOR OFFICER

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 5th day of February, 2004.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR  OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                    February 5, 2004


             IMA'S DRILLING AT NAVIDAD INTERSECTS 115 METERS GRADING
                     454 G/T (13 OZ/T) SILVER AT GALENA HILL

IMA Exploration Inc. (IMR-TSX.V) is pleased to announce results from drill holes 12 through 14. Hole 14 contains the most significant drill intersection of high-grade mineralization encountered to date at the Company's 100% owned Navidad silver discovery. Highlights include 18.0m of 1,421.2g/t (41.5oz/t) silver, 0.42% copper, 5.24% lead and 1.69% zinc within a much longer intercept of 115.1m grading 453.6 g/t (13.2oz/t) silver, 0.08% copper, 5.26% lead and 0.50% zinc (see Table 1). Hole NV04-14 is located approximately 160 meters along strike to the northwest from drill holes 3, 4, and 5 where results, including 83m grading 229g/t silver, were announced January 6, 2004.

The Company's drill program is now on hole 27 and continuing at a rapid pace, with over 4,400m of the 8,500m expanded drill program completed to date. Drill results will be released as they are received and an updated summary of drill hole locations is available on IMA's website (www.imaexploration.com), as is a summary of the Company's rigorous quality-control and quality-assurance procedures. Dr. Paul Lhotka is IMA's "Qualified Person" at the Navidad project and has overseen all aspects of the current program.

IMA Exploration Inc. is well financed to carry out its exploration objectives and focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking.

TECHNICAL SUMMARY

The high-grade intercept in NV04-14 spans the contacts between sulphide-rich mudstones and underlying mineralized volcanic breccias. Locally, this Galena Matrix Breccia contains copper sulphides and may represent the subsurface equivalent of copper-bearing carapace breccias identified in the surface sampling. Hole NV04-14 is interpreted as being in or near a feeder zone of replacement mineralization within the volcanic stratigraphy; this stratigraphy is capped by stratiform mineralization at the base of the overlying mudstone unit. This mineralization is similar to, but higher-grade than the previously reported hole NV03-05.

Further  evidence of  stratigraphically-controlled  mineralization  was found in hole NV04-12 where again the contact of the mudstone-volcanic unit is mineralized. Mudstone-hosted stratiform mineralization in NV04-12 contains the first significant zinc values identified at Navidad, with some intervals containing up to 4.6% zinc. The zinc mineral has not been visually identified. The lower part of the mudstone unit in NV04-12 contains 9.0m of 41.6 g/t Ag, 8.01% lead and 2.56% zinc. The volcanic breccias immediately underlying the mudstone host Galena Matrix Breccia and returned an intercept of 7.7 m grading
70.8 g/t Ag, 9.60% lead and 0.54% zinc. The mudstone-volcanic contact is gently west-dipping and forms a dip slope with the mineralization present at shallow depths below surface. Hole NV04-12 indicates a style of mineralization with strong stratigraphic control that was predicted before drilling started by IMA geologists. This style of mineralization is contemporaneous with the replacement and structurally controlled mineralization previously discovered and highlights the contemporaneous nature of volcanism, sedimentation and mineralization.

Hole NV04-13 tested a zone of mineralization that outcrops on Galena Hill and is hosted along the margin of a felsic flow-dome. The hole intersected breccia that is interpreted to be structurally controlled and is sparsely mineralized with galena and pyrite. Assay results indicate the breccias are silver-bearing and contain an intercept of 44.7m grading 223.4 g/t silver, 0.16% copper and 0.56% lead. This mineralization is texturally distinct from the holes drilled at Navidad Hill. However, like mineralization at Navidad Hill, this intersection demonstrates the potential to find significant silver mineralization with low sulphide concentrations that are not associated with strong chargeability anomalies in the I.P. surveys.


ON BEHALF OF THE BOARD

/s/ Joseph Grosso
----------------------------------
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                   2004 Number 5


Table 1:

             TOTAL                          INTER-        g/t         %          %         %
DRILLHOLE    LENGTH      FROM       TO      SECTION     SILVER      COPPER      LEAD     ZINC
            (metres)   (metres)  (metres)   (metres)     (LWA)       (LWA)     (LWA)     (LWA)
----------------------------------------------------------------------------------------------

NV04-12      220.0       18.8      27.8       9.0        41.6            -      8.01     2.56
                         27.8      35.5       7.7        70.8            -      9.60     0.54
 within                  18.8      60.6      41.8        35.5            -      4.46     0.68

NV04-13      142.7       20.0      64.7      44.7       223.4         0.16      0.50        -

NV04-14      158.0       27.7     142.8     115.1       453.6         0.08      5.26     0.50
including                32.7      50.7      18.0     1,421.2         0.42      5.24     1.69

Notes:
1.   All length weighted averages (LWA) are "uncut".
2. A complete list of all results and collar locations to date is available on IMA's website (www.imaexploration.com).